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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                     INTERTAPE POLYMER GROUP INC. ANNOUNCES
                       NEW EMPLOYEE STOCK OWNERSHIP PLAN

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

August 17, 2001                  By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.
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intertape polymer group


                                                              NYSE SYMBOL:  ITP
August 17, 2001                                               TSE SYMBOL:   ITP


                          INTERTAPE POLYMER GROUP INC.
                             ANNOUNCES NEW EMPLOYEE
                              STOCK OWNERSHIP PLAN
                            (stated in U.S. dollars)


Montreal, Quebec, Canada, August 17, 2001 - Intertape Polymer Group Inc. (NYSE: and TSE ITP) today announced that it has amended its USA Employees' Stock Ownership and Retirement Savings Plan to permit, among other things, the Plan to purchase common shares of the Company. The amendment will allow the Plan to acquire common shares directly from the Company or in the existing public market. The Plan may purchase shares utilizing funds contributed to the Plan by the Company and by employees.

In connection with the amendment, the Company will to make a contribution of approximately $2.2 million to the Plan. The Plan will use this amount to purchase newly-issued common shares from the Company at current market prices. The Company has also filed a registration statement with the Securities and Exchange Commission to register 300,000 common shares for possible sale to the Plan.

The Company believes that the amendment demonstrates the high value that the Company places on employee ownership and involvement, and will further align the interests of the Company and its employees.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty-six facilities in North America and one European location.

The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this media release as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for its forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industries is cyclical and is sensitive to changing economic slowdown that could materially adversely impact the Company's business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating costs savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.

FOR FURTHER INFORMATION CONTACT:             Burgess H. Hildreth
                                             Vice President, Human Resources
                                             Intertape Polymer Group Inc.
                                             Tel: (941) 727-5788, ext. 2107
                                             E-mail: itp$info@intertapeipg.com
                                             Web: www.intertapepolymer.com